UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number    001-33578

SAMSON OIL & GAS LIMITED

(Translation of registrant’s name into English)

Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAMSON OIL & GAS LIMITED

Date: October 19, 2009	/s/ Robyn Lamont

	Name:	Robyn Lamont
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Releases relating to Rights Offering:

	1.	Additional Information Relating to Allotment and Issue of Shares and Options (October 16, 2009)
	2.	Allotment and Issue of Shares and Options (October 15, 2009)
	3.	Samson Oil & Gas Limited Renounceable Rights Issue (October 12, 2009)
	4.	Samson Oil & Gas Limited Rights Issue (October 8, 2009)
	5.	Samson Oil & Gas Limited Announces Results of General Meeting (October 2, 2009)
	6.	Appointment of Alternate Director (October 1, 2009)
	7.	Announcement of Renounceable Rights Issue (September 2, 2009)

99.2	June 30, 2009 Year End Financial Report